EXHIBIT 16.1

December 3, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Globe Specialty Metals, Inc. (the Company) and, under the date of August 28, 2013, we reported on the consolidated financial statements of the Company as of and for the years ended June 30, 2013 and 2012, and the effectiveness of internal control over financial reporting as of June 30, 2013. On November 26, 2013, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated December 3, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement in the first paragraph that the audit committee voted unanimously to dismiss KPMG LLP and to engage Deloitte & Touche LLP or the statements in the last paragraph.

Very truly yours,

/s/ KPMG LLP